Exhibit 12
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	For the six months ended				For the three months ended
	June 30, 2009		June 30, 2008		June 30, 2009		June 30, 2008
Income before Taxes & Cumulative Effect of Change
In Accounting Principle	$20,194		$33,221		$20,910		$7,281
Plus: Fixed Charges
Interest expense
Deposits	50,314		80,168		22,277		40,963
Other	27,870		56,651		11,624		21,428

Total	78,184		136,819		33,901		62,391

Rent Expense	2,602		2,195		1,297		1,098

Total Fixed Charges	80,786		139,014		35,198		63,489

Earnings	$100,980		$172,235		$56,108		$70,770

Ratio of Earnings to fixed charges
Including interest on deposits	1.25	x	1.24	x	1.59	x	1.11	x
Excluding interest on deposits	1.66	x	1.56	x	2.62	x	1.32	x

Fixed charges	80,786		139,014		35,198		63,489

Earnings to fixed charges and preferred stock dividend
Including interest on deposits	1.25	x	1.24	x	1.59	x	1.11	x
Excluding interest on deposits	1.66	x	1.56	x	2.62	x	1.32	x